Mail Stop 3561

September 9, 2008

David A. Brandon
Chief Executive Officer
Domino's Pizza, Inc.
30 Frank Lloyd Wright Drive
Ann Arbor, Michigan 48106

> **Re:** **Domino's Pizza, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2007**
> **Filed February 26, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 5, 2008**
> **File Nos. 001-32242**

Dear Mr. Brandon:

We have completed our review of your Form 10-K and related filings and have no further comment at this time.

Sincerely,

H. Christopher Owings
Assistant Director